AMENDMENT TO AMENDED AND RESTATED MASTER CUSTODIAN AGREEMENT

This Amendment, effective as of August 10, 2016 (the “Amendment”), is entered into by and between, STATE STREET BANK AND TRUST COMPANY, (the “Custodian”) and EACH MANAGEMENT INVESTMENT COMPANY PARTY TO OR MADE SUBJECT OF THE AGREEMENT (as defined below) (currently Met Investors Series Trust and Metropolitan Series Fund) (each, a “Fund” and collectively, the “Funds”). Capitalized terms defined in the Agreement (as defined below) have the same meanings herein as therein.

WHEREAS, the Custodian and each Fund entered into an Amended and Restated Master Custodian Agreement dated as of January 1, 2013 (as amended, restated, supplemented or otherwise modified from time to time, the “Agreement”); and

WHEREAS, the parties hereto wish to amend the Agreement as set forth below.

NOW THEREFORE, in consideration of the mutual agreements herein contained, the parties agree as follows:

1.	Section 2.14 of the Agreement is hereby deleted in its entirety and replaced with the following:

“SECTION 2.14.    RESERVED.”

2.	A new Section 6A is hereby added to the Agreement after Section 6 as follows:

“SECTION 6A.    FOREIGN EXCHANGE.

SECTION 6A.1.    GENERALLY. Upon receipt of Proper Instructions, which for purposes of this section may also include security trade advices, the Custodian shall facilitate the processing and settlement of foreign exchange transactions. The execution of such foreign exchange transactions do not constitute part of the services provided by the Custodian under this Agreement.

SECTION 6A.2.    FUND ELECTIONS. Each Fund (or its investment adviser acting on its behalf) may elect to enter into and execute foreign exchange transactions with third parties that are not affiliated with the Custodian, with State Street Global Markets, which is the foreign exchange division of State Street Bank and Trust Company and its affiliated companies (“SSGM”), or with a sub-custodian. Where the Fund or its investment adviser gives Proper Instructions for the execution of a foreign exchange transaction using an indirect foreign exchange service described in the Client Publications (as such term is defined below), the Fund (or its investment adviser) instructs the Custodian, on behalf of the Fund or applicable Portfolio, to direct the execution of such foreign exchange transaction to SSGM or, when the relevant currency is not traded by SSGM, to the applicable sub-custodian. The Custodian shall not have any agency (except as contemplated in preceding sentence), trust or fiduciary obligation to the Fund, its investment adviser or any other person in connection with the execution of any foreign exchange transaction. The Custodian shall have no responsibility under this Agreement for the selection of the counterparty to, or the method of execution of, any foreign exchange transaction entered into by the Fund (or its investment adviser acting on its behalf) or the reasonableness of the execution rate on any such transaction.

SECTION 6A.3.    FUND ACKNOWLEDGEMENT Each Fund acknowledges that in connection with all foreign exchange transactions entered into by the Fund (or its investment adviser acting on its behalf) with SSGM or any sub-custodian, SSGM and each such sub-custodian:

(i)	shall be acting in a principal capacity and not as broker, agent or fiduciary to the Fund or its investment adviser;

(ii)	shall seek to profit from such foreign exchange transactions, and are entitled to retain and not disclose any such profit to the Fund or its investment adviser; and

(iii)	shall enter into such foreign exchange transactions pursuant to the terms and conditions, including pricing or pricing methodology, (a) agreed with the Fund or its investment adviser from time to time or (b) in the case of an indirect foreign exchange service, (i) as established by SSGM and set forth in the Client Publications with respect to the particular foreign exchange execution services selected by the Fund or the investment adviser or (ii) as established by the sub-custodian from time to time.

SECTION 6A.4.    TRANSACTIONS BY STATE STREET. The Custodian or its affiliates, including SSGM, may trade based upon information that is not available to the Fund (or its investment adviser acting on its behalf), and may enter into transactions for its own account or the account of clients in the same or opposite direction to the transactions entered into with the Fund (or its investment adviser), and shall have no obligation, under this Agreement, to share such information with or consider the interests of their respective counterparties, including, where applicable, the Fund or the investment adviser.

“Client Publications” means the general client publications of the Custodian available from time to time to clients and their investment managers.”

3.	Section 15 of the Agreement is hereby deleted in its entirety and replaced with the following:

“SECTION 15.    RESPONSIBILITY OF CUSTODIAN.

In performing the services hereunder, the Custodian shall act without negligence, willful misconduct, willful misfeasance, fraud, bad faith, reckless disregard of its duties and obligations under this Agreement and with the reasonable care, prudence, diligence, and skill that may be reasonably expected of a leading provider of custody services in carrying out all of its duties and obligations under this Agreement. The Custodian shall be kept indemnified by and shall be without liability to the Fund or any Portfolio for any action taken or omitted by it under this Agreement, including actions or omissions (i) at the request or on the direction of or in reliance on the advice of a Fund or the Fund’s counsel on the Fund’s behalf or (ii) on Proper Instructions; provided that, the Custodian shall not be indemnified against any liability (or any expenses incident to such liability) and shall be liable to the Fund or any Portfolio for any losses or expenses of the Fund or such Portfolio arising out of the Custodian’s failure to exercise its standard of care set forth in this Section 15 in carrying out such request, direction, advice or Proper Instruction, except as otherwise set forth in this Agreement. With respect to any claim for indemnification by the Custodian under this Agreement (an “Indemnity Claim”), the following procedures shall apply:

(a)	The Custodian will promptly notify the Fund, on behalf of itself or the applicable Portfolio(s), in writing of any matter in respect of which indemnity is being sought under this Agreement; provided, that, any omission to so notify the Fund will not relieve the Fund or Portfolio(s) from any liability under this Agreement, except to the extent that such omission will have materially prejudiced the Fund or Portfolio(s). The Fund shall, at its own expense, be entitled, exclusively, to control and direct the investigation, defense and settlement of any Indemnity Claim; provided, that, in situations where the Custodian is also seeking indemnification from one or more other customers of the Custodian for claims similar or related to the Indemnity Claim (or it is similarly impractical for the Custodian not to so-control and direct), then the Custodian may elect to so-control and direct the investigation, defense and settlement of the Indemnity Claim.

(b)	In the event the Fund is controlling and directing the investigation, defense and settlement of the Indemnity Claim:

(i)	the Custodian shall provide reasonable assistance to the Fund;

(ii)	the Fund shall consult with the Custodian on the selection of counsel and shall keep the Custodian reasonably apprised as to the status of the matter, including settlement;

(iii)	the Custodian may retain separate counsel at its own expense; provided, that, the reasonable expense of such counsel shall be indemnified losses under this Agreement where a conflict of interest exists between the Custodian and the Fund with respect to the defense of the Indemnity Claim;

(iv)	the Fund may settle an Indemnity Claim without the consent of the Custodian, provided that such settlement (A) involves only the payment of money, (B) fully and unconditionally releases the Custodian from any liability in exchange for the amount paid in settlement and (C) does not include any admission of fault or liability in relation to the Custodian. In the event that any such settlement does not meet the requirements of the immediately preceding clauses (A), (B) and (C), then the Fund must receive the prior written consent (referencing this Section 15) of the Custodian to such settlement, which consent shall not be unreasonably withheld, conditioned or delayed; and

(v)	the Custodian may not settle or compromise an Indemnity Claim without the prior written consent (referencing this Section 15) of the Fund.

(c)	In the event the Custodian is controlling and directing the investigation, defense and settlement of the Indemnity Claim:

(i)	the Custodian’s selection of counsel shall be subject to the consent of the Fund (referencing this Section 15), which consent shall not be unreasonably withheld, conditioned or delayed;

(ii)	the Custodian shall keep the Fund reasonably apprised as to the status of the matter, including settlement; and

(iii)	the Custodian may not settle or compromise an Indemnity Claim without the prior written consent (referencing this Section 15) of the Fund, which consent shall not be unreasonably withheld, conditioned or delayed.

The Custodian shall be without liability to any Fund or Portfolio for any loss, liability, claim or expense resulting from or caused by anything that is part of Country Risk (as defined in Section 3 hereof), including without limitation nationalization, expropriation, currency restrictions, insolvency of a Foreign Sub-custodian, acts of war, revolution, riots or terrorism.

Except as may arise from the Custodian’s failure to exercise its standard of care as set forth in this Section 15, or the bad faith, negligence, willful misconduct or reckless disregard of duties and obligations of a sub-custodian or agent, the Custodian shall be without liability to any Fund for any loss, liability, claim or expense resulting from or caused by: (i) subject to the Custodian’s fulfillment of its obligations under Section 21 hereof, events or circumstances beyond the reasonable control of the Custodian or any sub-custodian or Securities System or any agent or nominee of any of the foregoing, including, without limitation, the interruption, suspension or restriction of trading on or the closure of any securities market, power or other mechanical or technological failures or interruptions, governmental action, computer viruses or communications disruptions, work stoppages, natural disasters, or other similar events or acts; (ii) errors by any Fund or its duly authorized investment manager or investment adviser in their instructions to the Custodian provided such instructions have been in accordance with this Agreement; (iii) the insolvency of or acts or omissions by a Securities System; (iv) any act or omission of a Special Sub-Custodian including, without limitation, reliance on reports prepared by a Special Sub-Custodian; (v) any delay or failure of any broker, agent or intermediary, central bank or other commercially prevalent payment or clearing system to deliver to the Custodian’s sub-custodian or agent securities purchased or in the remittance or payment made in connection with securities sold; (vi) any delay or failure of any company, corporation, or other body in charge of registering or transferring securities in the name of the Custodian, any Fund, the Custodian’s sub-custodians, nominees or agents or any consequential losses arising out of such delay or failure to transfer such securities including non-receipt of bonus, dividends and rights and other accretions or benefits; (vii) delays or inability to perform its duties due to any disorder in market infrastructure with respect to any particular security or Securities System; and (viii) any provision of any present or future law or regulation or order of the United States of America, or any state thereof, or any other country, or political subdivision thereof or of any court of competent jurisdiction.

If a Fund on behalf of a Portfolio requires the Custodian to take any action with respect to securities, which action involves the payment of money or which action may, in the opinion of the Custodian, result in the Custodian or its nominee assigned to the Fund or the Portfolio being liable for the payment of money or incurring liability of some other form, such Fund on behalf of the Portfolio, as a prerequisite to requiring the Custodian to take such action, shall provide indemnity to the Custodian in an amount and form satisfactory to it. For the avoidance of doubt, the foregoing sentence shall not impose an obligation on a Fund or Portfolio to indemnity the Custodian against claims brought by such Fund or Portfolio against the Custodian arising out of the Custodian’s actions or omissions under this Agreement.

If a Fund requires the Custodian, its affiliates, subsidiaries or agents, to advance cash or securities for any purpose (including but not limited to securities settlements, foreign exchange contracts and assumed settlement), or in the event that the Custodian or its nominee shall incur or be assessed any taxes, charges, expenses, assessments, claims or liabilities in connection with the performance of this Agreement, except such as may arise from the Custodian’s failure to exercise its standard of care set forth in this Section 15, or if a Fund fails to compensate the Custodian pursuant to Section 14 hereof, any property at any time held for the account of the applicable Portfolio shall be security therefor and should the Fund fail to repay the Custodian promptly, the Custodian shall be entitled to utilize available cash and to dispose of such Portfolio’s assets to the extent necessary to obtain reimbursement.

Except as may arise from the Custodian’s failure to exercise its standard of care as set forth in this Section 15, each Fund, on behalf of the Fund or applicable Portfolio, shall indemnify and hold the Custodian harmless from and against any and all costs, expenses, losses, damages, charges, counsel fees, payments and liabilities which may be asserted against the Custodian (a) acting in accordance with any Proper Instruction or Special Instruction including, without limitation, any Proper Instruction with respect to Free Trades including, but not limited to, cost, expense, loss, damage, liability, tax, charge, assessment or claim resulting from (i) the failure of the applicable Fund to receive income with respect to purchased investments, (ii) the failure of the applicable Fund to recover amounts invested on maturity of purchased investments, (iii) the failure of the Custodian to respond to or be aware of notices or other corporate communications with respect to purchased investments, or (iv) the Custodian’s reliance upon information provided by the applicable Fund, such Fund’s counterparty(ies) or the agents of either of them with respect to Fund property released, delivered or purchased pursuant to either of Section 2.2(14) or Section 2.6(7) hereof; (b) for the acts or omissions of any Special Sub-Custodian; or (c) for the acts or omissions of any Local Agent or Pledgee.

In no event shall either party be liable for indirect, incidental, special, punitive or consequential damages of any kind whatsoever, whether or not such party has been advised of the possibility or likelihood of such damages.

4.	Section 16 of the Agreement is hereby deleted in its entirety and replaced with the following:

“SECTION 16.    EFFECTIVE PERIOD, TERMINATION AND AMENDMENTS.

SECTION 16.1    TERM. Except with respect to any Fund or Portfolio sub-advised by an affiliate of the Custodian, this Agreement shall remain in full force and effect for an initial term ending December 31, 2020. After the expiration of the Initial Term, this Agreement shall automatically renew for successive 1-year terms unless a written notice of non-renewal is delivered by the non-renewing party no later than ninety (90) days prior to the expiration of the initial term or any renewal term, as the case may be. A written notice of non-renewal may be given as to a Fund or a Portfolio.

SECTION 16.2    TERMINATION. Either party may terminate this Agreement at any time as to a Fund or a Portfolio: (a) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either failed to cure, or failed to establish a remedial plan to cure that is reasonably acceptable to the non-breaching party, within 60 days’ written notice being given by the non-breaching party of the breach, or (b) in the event of the appointment of a conservator or receiver for the other party, the commencement by or against the other party of a bankruptcy or insolvency case or proceeding, or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction.

SECTION 16.3    PAYMENTS OWING TO THE CUSTODIAN. Upon termination of this Agreement pursuant to Section 16.1 or 16.2 with respect to any Fund or Portfolio, the applicable Fund on behalf of the Fund or applicable Portfolio shall pay to the Custodian any compensation then due through the date of termination and shall reimburse the Custodian for its other fees, charges and out-of-pocket expenses pursuant to the then-existing compensation agreement contemplated by Section 14 hereof. In the event of: (a) any Fund’s termination of this Agreement with respect to such Fund or a Portfolio of the Fund for any reason other than as set forth in Section 16.1 or 16.2 or (b) a transaction not in the ordinary course of business pursuant to which the Custodian is not retained to continue providing services hereunder to a Fund or Portfolio (or its respective successor), the applicable Fund on behalf of the Fund or applicable Portfolio shall pay to the Custodian any compensation due through the end of the then-current term (based upon the average monthly compensation previously earned by the Custodian with respect to the Fund or Portfolio over the twelve months preceding the provision of notice of termination or the transaction) and shall reimburse the Custodian for its other fees, charges and out-of-pocket expenses pursuant to the then-existing compensation agreement contemplated by Section 14 hereof. Upon receipt of such payment and reimbursement, the Custodian will deliver the Fund’s or Portfolio’s cash and its securities and other financial assets as set forth in Section 17.

SECTION 16.4    EXCLUSIONS. No payment will be required pursuant to clause (b) of Section 16.3 in the event of any transaction consisting of (a) the liquidation or dissolution of a Fund or a Portfolio and distribution of the Fund’s or Portfolio’s assets as a result of the Board’s determination in its reasonable business judgment that such Fund should be liquidated or dissolved, (b) a merger of a Fund or Portfolio into, or the consolidation of a Fund or Portfolio with, another organization or series, or (c) the sale by a Fund or Portfolio of all or substantially all of its assets to another organization or series and, in the case of a transaction referred to in the foregoing clause (b) or (c) the Custodian is retained to continue providing services to the Fund or Portfolio (or its respective successor) on substantially the same terms as this Agreement.

SECTION 16.5    FUNDS SUB-ADVISED BY AFFILIATE OF CUSTODIAN. With respect to any Fund or Portfolio sub-advised by an affiliate of the Custodian, this Agreement shall continue in full force and effect until terminated by either party by an instrument in writing delivered or mailed, postage prepaid to the other party, such termination to take effect not sooner than sixty (60) calendar days after the date of such delivery or mailing.

SECTION 16.6    EFFECT OF TERMINATION. Termination of this Agreement with respect to any one particular Fund or Portfolio shall in no way affect the rights and duties under this Agreement with respect to any other Fund or Portfolio. Following termination with respect to a Fund or Portfolio, the Custodian shall have no further responsibility to forward information under Section 2.13 or 4.9. The provisions of Sections 4.11, 14, 15 and 17 of this Agreement shall survive termination of this Agreement.

SECTION 16.7    AMENDMENT. This Agreement may be amended at any time in writing by mutual agreement of the parties hereto.”

5.	Section 18.12 of the Agreement is hereby deleted in its entirety and replaced with the following:

“SECTION 18.12     CONFIDENTIALITY. All information provided under this Agreement by or on behalf of a party (the “Disclosing Party”) to the other party (the “Receiving Party”) regarding the Disclosing Party’s business and operations shall be treated as confidential. Subject to Section 18.12A below, all confidential information provided under this Agreement by the Disclosing Party shall be used, including disclosure to third parties, by the Receiving Party, or its agents or service providers, solely for the purpose of performing or receiving the services and discharging the Receiving Party’s other obligations under the Agreement or managing the business of the Receiving Party and its affiliates, including financial and operational management and reporting, risk management, legal and regulatory compliance and client service management. The foregoing shall not be applicable to any information (a) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, (b) that is independently derived by the Receiving Party without the use of any information provided by the Disclosing Party in connection with this Agreement, (c) that is disclosed to comply with any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, (d) that is disclosed as required by operation of law or regulation or as required to comply with the requirements of any market infrastructure that the Disclosing Party or its agents direct the Custodian or its affiliates to employ (or which is required in connection with the holding or settlement of instruments included in the assets subject to this Agreement), or (e) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld; provided that, in the case of clauses (c) and (d) the Receiving Party shall provide as much advance written notice of the disclosure as is reasonably practicable under the circumstances, which notice shall include summary information regarding the expected recipients and information to be disclosed except to the extent providing such notice is prohibited by applicable law or regulation.

The Custodian will employ reasonable safeguards designed to protect each Fund’s confidential information, which may include but are not limited to the use of encryption technologies, passwords and any other safeguards the Custodian may choose to employ, as the Custodian may deem appropriate under the circumstances.”

6.	A new Section 18.12A is hereby added to the Agreement after Section 18.12 as follows:

“SECTION 18.12A    USE OF DATA.

(a)    In connection with the provision of the services and the discharge of its other obligations under this Agreement, the Custodian (which term for purposes of this Section 18.12A includes each of its parent company, branches and affiliates (“Affiliates”)) may collect and store information regarding a Fund and share such information with its Affiliates, agents and service providers in order and to the extent reasonably necessary (i) to carry out the provision of services contemplated under this Agreement and other agreements between the Fund and the Custodian or any of its Affiliates and (ii) to carry out management of its businesses, including, but not limited to, financial and operational management and reporting, risk management, legal and regulatory compliance and client service management.

(b)    Subject to paragraph (c) below, the Custodian and/or its Affiliates (except those Affiliates or business divisions principally engaged in the business of asset management)

may use any data or other information (“Data”) obtained by such entities in the performance of their services under this Agreement or any other agreement between the Fund and the Custodian or one of its Affiliates, including Data regarding transactions and portfolio holdings relating to the Fund, and publish, sell, distribute or otherwise commercialize the Data; provided that, (i) unless the Fund otherwise consents, Data is combined or aggregated with information relating to (a) other customers of the Custodian and/or its Affiliates or (b) information derived from other sources, in each case such that any published information will be displayed in a manner that prevents attribution to or identification of any such Data with the Fund and (ii) the Custodian shall provide the Fund with a written summary of any products or services that the Custodian and/or its Affiliates publish, sell, distribute or otherwise commercialize that uses the Data, and the Custodian and its Affiliates agree to promptly (and in any event within thirty (30) calendar days from the date of such request) cease using or including any such Data in any products or services they publish, sell, distribute or otherwise commercialize upon the written request of the Fund (provided that the parties acknowledge and agree that any historical versions of the product or service will not be required to be, and will not be, restated to reflect the removal of the Data as an input thereto). The Fund agrees that Custodian and/or its Affiliates may seek to profit and realize economic benefit from the commercialization and use of the Data, that such benefit will constitute part of the Custodian’s compensation for services under this Agreement or such other agreement, and the Custodian and/or its Affiliates shall be entitled to retain and not be required to disclose the amount of such economic benefit and profit to the Fund.

(c)    Except as expressly contemplated by this Agreement, nothing in this Section 18.12A shall limit the confidentiality and data-protection obligations of the Custodian and its Affiliates under this Agreement and applicable law. The Custodian shall cause any Affiliate, agent or service provider to which it has disclosed Data pursuant to this Section 18.12A to comply at all times with confidentiality and data-protection obligations as if it were a party to this Agreement.”

7.	A new Section 21 is hereby added to the Agreement after Section 20 as follows:

“SECTION 21.    DISASTER RECOVERY/BUSINESS CONTINUITY. The Custodian shall have policies, procedures and technology resources that are designed to be sufficient, on a commercially reasonable basis, so that a natural or other disaster or other event impairing performance of services beyond the Custodian’s control would not result in undue interruption of the services provided under this Agreement. The Custodian shall enter into and shall maintain in effect at all times during the term of this Agreement with appropriate parties one or more agreements making reasonable provision for (i) periodic back-up of the computer files and data with respect to the Fund and (ii) emergency use of electronic data processing equipment sufficient to provide the services under this Agreement in the event of a disruption affecting the Custodian’s normal operations. Upon reasonable request, the Custodian shall discuss with the Fund any business continuity/disaster recovery plan of the Custodian and/or provide a high-level presentation summarizing such plan. In accordance with internal planning standards, the Custodian shall maintain business continuity and disaster recovery plans consistent with industry standards applicable to similarly situated service providers.”

8.	Except as specifically amended hereby, all other terms and conditions of the Agreement shall remain in full force and effect.

9.	This Amendment may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same instrument. Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the parties hereby adopt as original any signatures received via electronically transmitted form.

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IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be executed in its name and on its behalf by a duly authorized officer as of the date set forth above.

MET INVESTORS SERIES TRUST
METROPOLITAN SERIES FUND

By:	/s/ Peter H. Duffy
Name:	Peter H. Duffy
Title:	Treasurer

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Andrew Erickson
Name:	Andrew Erickson
Title:	Executive Vice President